FG GROUP HOLDINGS INC.

May 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FG Group Holdings Inc.—Registration Statement on Form S-3 (File No. 333-271740)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-271740) (the “Registration Statement”) of FG Group Holdings Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 3:00 p.m., Eastern Time, on May 12, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Loeb & Loeb LLP, by calling Angela Dowd at (212) 407-4097.

Very truly yours,

FG GROUP HOLDINGS INC.

/s/ Mark D. Roberson
Mark D. Roberson
Chief Executive Officer